VIA EDGAR

March 24, 2025

Mr. Brian Soares

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ingevity Corp
PREC14A filed March 14, 2025
Filed by Vision One Fund, LP et al.
File No. 001-37586

Dear Mr. Soares:

On behalf of Vision One Fund, LP and the other parties named in the Preliminary Proxy Statement filed on March 14, 2025 (collectively, “Vision One”), relating to Ingevity Corporation, a Delaware corporation (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter, dated March 21, 2025, with respect to Vision One’s Preliminary Proxy Statement (File No. 001-37586), which was filed by Vision One with the SEC on March 14, 2025 (the “PREC14A”).

For your convenience, the Staff’s comments have been produced in bold and italics herein with Vision One’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in Vision One’s revised preliminary proxy statement (the “Updated Proxy”) filed with the SEC on the date hereof. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the Updated Proxy and capitalized terms have the same meaning as contained in the Updated Proxy.

PREC14A filed March 14, 2025

General

1.	Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide us supplementally, or disclose, the factual foundation for the following statements. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9 of the Exchange Act.
•	“We strongly believe that the Company needs new directors that are not beholden to any of the Company’s legacy directors…”
•	We believe that the current Board of Ingevity will continue to struggle to implement an effective corporate strategy unless representatives of the stockholders who are not beholden to Mr. Fernandez-Moreno are seated on the Board.”

Corby.Baumann@thompsonhine.com Fax: 212.344.6101 Phone: 212.908.3933
300 Madison Avenue, 27th Floor New York, New York 10017-6232	www.ThompsonHine.com O: 212.344.5680 F: 212.344.6101

March 24, 2025 Page 2

•	“…we have no assurance that Mr. Willis is not beholden to Mr. Fernandez-Moreno and that this Board will not continue selecting Board members with past relationships with existing directors.”
•	“We believe that the Board’s appointment of Mr. Fernandez-Moreno to act as the Company’s interim President and Chief Executive Officer with an excessive pay package demonstrates that the current Board is beholden to Mr. Fernandez-Moreno.”

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Updated Proxy on pages 8, 15, 16, and 23.

Reasons for Our Solicitation, page 13

2.	We note your reference to “the Company’s acquisition spree” on page 13. Please revise to clarify the basis for this statement since the only acquisition mentioned in your disclosure appears to be the March 2018 acquisition of Georgia-Pacific’s Chemicals business.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Updated Proxy on page 13 to refer to the Company’s acquisition of (i) the Pine Chemicals business from Georgia-Pacific, which closed on March 8, 2018, (ii) the Capatm caprolactone division of Perstorp Holding AB, which closed on February 13, 2019, and (iii) the equity interests of Ozark Materials, LLC and Ozark Logistics, LLC, which closed on October 3, 2022.

Proposal 2, page 22

3.	Please revise your disclosure to explain the criteria used to select the comparable companies referenced in footnote 10 on page 22 and the bases underlying the criteria used. In this regard, we note that many of the comparable companies listed in your filing are not among those in the peer group used by the Company’s Talent and Compensation Committee in recent years.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Updated Proxy on page 23.

Other Proposals, page 26

4.	We note your disclosure on page 26 and in the form of proxy that you intend to vote unmarked proxy cards as abstain for Proposal 4, while you state that you make no recommendation for that proposal on page 25 and in the form of proxy. Please revise. In this regard, we note also the following disclosure on page 2: “we are soliciting proxies to be used at the Annual Meeting” to “[a]pprove the Ingevity Corporation 2025 Omnibus Incentive Plan…”

March 24, 2025 Page 3

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Updated Proxy on pages 2, 26, 27, 28, and the form of proxy card.

*****

Please direct any questions to the undersigned at (212) 908-3933.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Mr. Daniel Duchovny, SEC

Mr. Courtney R. Mather, Vision One Fund, LP